# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MGT Capital Investments, Inc., CIK 0001001601
CUSIP: 55302P202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 540 MONTREAL AVE, SUITE 133, MELBOURNE, Florida (FL), 32935
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0002039927
Persons authorized to receive notices and communications: Grady D. Kittrell, 1310 Cordova Road, Fort Lauderdale, Florida (FL), 33316, 334-657-8327

## Reporting persons
- Project Nickel LLC (CIK 0002039927): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,250,131,126; shared voting power 0; sole dispositive power 3,250,131,126; shared dispositive power 0; aggregate amount beneficially owned 3,250,131,126 (51.66% of the class)
  Comment: * Based on 6,290,802,029 shares of Common Stock outstanding as of August 3, 2026, as reported to the Reporting Persons by the Issuer.
- DAXvest LLC (CIK 0002044627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,250,131,126; sole dispositive power 0; shared dispositive power 3,250,131,126; aggregate amount beneficially owned 3,250,131,126 (51.66% of the class)
  Comment: * Based on 6,290,802,029 shares of Common Stock outstanding as of August 3, 2026, as reported to the Reporting Persons by the Issuer.
- Grady Dowling Kittrell (CIK 0001765416): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 200,000; shared voting power 3,250,131,126; sole dispositive power 200,000; shared dispositive power 3,250,131,126; aggregate amount beneficially owned 3,250,331,126 (51.67% of the class)
  Comment: * Includes (i) 200,000 shares of Common Stock held directly by Mr. Kittrell and (ii) 3,250,131,126 shares of Common Stock held directly by Project Nickel.
  
  ** Based on 6,290,802,029 shares of Common Stock outstanding as of August 3, 2026, as reported to the Reporting Persons by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MGT Capital Investments, Inc.
Address of issuer's principal executive offices: 540 MONTREAL AVE, SUITE 133, MELBOURNE, Florida (FL), 32935
Comment: This Amendment No. 3 amends and supplements the Schedule 13D dated September 22, 2025 (as amended through the date hereof, this "Schedule 13D"), and is being filed with the Securities and Exchange Commission by the "Reporting Persons" identified herein relating to the common stock, par value $0.001 per share (the "Common Stock"), of MGT Capital Investments, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 540 Montreal Ave, Suite 133, Melbourne, FL 32935.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by each of:

(i) Project Nickel LLC, a Delaware limited liability company ("Project Nickel"),

(ii) DAXvest LLC, a Delaware limited liability company ("DAXvest")

(iii) Grady Dowling Kittrell, an individual and citizen of the United States of America

(each person or entity listed in clauses (i) - (iii), a "Reporting Person" and, collectively, the "Reporting Persons").

DAXvest serves as the sole managing member of Project Nickel and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by Project Nickel. Pursuant to Project Nickel's limited liability company operating agreement, DAXvest has the power to vote and the power to dispose of all securities held in Project Nickel's portfolio, including the shares of Common Stock reported herein. As the sole member and manager of DAXvest, Mr. Kittrell may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by DAXvest. DAXvest and Mr. Kittrell disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of DAXvest or Mr. Kittrell is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business and principal office of each Reporting Person is 1310 Cordova Road Fort Lauderdale, Florida 33316.
Present principal occupation or employment: The principal business of DAXvest is to serve as the managing member of Project Nickel. The principal business of Project Nickel is to serve as a private investment vehicle. The principal occupation of Mr. Kittrell is investor and business development consultant.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the purchase price for the Common Stock reported on this Schedule 13D as beneficially owned by the Reporting Persons was working capital available for investment from Project Nickel. The information required by Item 3, not otherwise provided herein, is set forth in Item 4 and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
As disclosed in the Issuer's Form 8-K filed on September 14, 2022, the Issuer and Project Nickel entered into a Securities Purchase Agreement (the "SPA") on September 12, 2022. Pursuant to the SPA, Project Nickel provided $1,335,000 in funding to the Issuer, and in exchange, the Issuer issued to Project Nickel: (i) an Original Issue Discount Secured Convertible Promissory Note in the principal amount of $1,500,000, bearing interest at a rate of 6% per annum and maturing on December 31, 2023 (the "2022 Note"); and (ii) Series X, Series Y, and Series Z warrants (collectively, the "Warrants"). The 2022 Note was convertible into 30% of the Issuer's outstanding Common Stock on a post-conversion basis as of the date of conversion (the "Conversion Shares"). Each series of Warrants was exercisable for a number of shares equal to 60% of the Conversion Shares, with exercise prices as follows: (i) for the Series X Warrants, the lower of $0.02 and 120% of the closing price of the Common Stock on the date of exercise; (ii) for the Series Y Warrants, the lower of $0.05 and 150% of the closing price on the date of exercise; and (iii) for the Series Z Warrants, the lower of $0.06 and 200% of the closing price on the date of exercise. Both the 2022 Note and the Warrants were subject to a contractual beneficial ownership blocker provision, which limited Project Nickel's ability to convert or exercise such securities to the extent that doing so would result in beneficial ownership exceeding a specified threshold.

As disclosed in the Issuer's Form 8-K filed on December 20, 2023, the Issuer and Project Nickel entered into an agreement on December 19, 2023, pursuant to which the parties agreed to exchange the 2022 Note for a new note with substantially similar terms, except that (i) the maturity date was extended to December 31, 2024, and (ii) the conversion feature was modified to permit conversion into 40% of the Issuer's outstanding Common Stock on a post-conversion basis (the "2023 Note").

As disclosed in the Issuer's Form 8-K filed on November 4, 2024, the Issuer and Project Nickel entered into three separate agreements on November 1, 2024: (i) a Convertible Note Exchange Agreement (the "Convertible Note Exchange Agreement"); (ii) a Warrant Exchange and Extinguishment Agreement (the "Warrant Exchange and Extinguishment Agreement"); and (iii) a Promissory Note Exchange Agreement (the "Promissory Note Exchange Agreement").

Pursuant to the Convertible Note Exchange Agreement, Project Nickel agreed to exchange the 2023 Note for: (i) a new Secured Exchange Note with a principal amount of $1,620,240, bearing interest at 8% per annum and maturing on December 31, 2025 (the "2024 Note"); and (ii) 750,000,000 shares of Common Stock.

Under the Warrant Exchange and Extinguishment Agreement, Project Nickel agreed to extinguish all outstanding Series X, Y, and Z Warrants in exchange for: (i) 600,000,000 shares of Common Stock, and (ii) 650,000 shares of the Issuer's Series D Preferred Stock, each of which is convertible at any time into 1,000 shares of Common Stock.

As of November 1, 2024, the Issuer owed Project Nickel an aggregate default principal amount of $241,590 under promissory notes issued on November 20, 2023 ($25,000), March 6, 2024 ($125,000), and April 30, 2024 ($50,000) (collectively, the "Promissory Notes"). Pursuant to the Promissory Note Exchange Agreement, Project Nickel agreed to consolidate and exchange the Promissory Notes for a new consolidated promissory note with a principal amount of $241,590, bearing interest at 8% per annum and maturing on December 31, 2025 (the "New Promissory Note").

On September 22, 2025, the Issuer and Project Nickel entered into a Secured Exchange Note Exchange Agreement (the "2025 Exchange Agreement"), pursuant to which Project Nickel agreed to exchange the 2024 Note, then outstanding with a principal balance of $1,220,240, for: (i) a new secured convertible promissory note with a principal amount of $1,220,240, bearing interest at 8% per annum and maturing on December 31, 2027 (the "2025 Note"); and (ii) 500,000,000 newly-issued shares of Common Stock. The 2025 Note is convertible into shares of Common Stock at a price of $0.001 per share, adjusted for any stock splits.

Additionally, on September 22, 2025, the 650,000 shares of Series D Preferred Stock held by Project Nickel were converted into 650,000,000 shares of Common Stock, in accordance with the applicable conversion terms.

On June 30, 2026, the Issuer and Project Nickel entered into a Secured Convertible Promissory Note Exchange Agreement (the "2026 Exchange Agreement") pursuant to which Project Nickel agreed to exchange and extinguish the 2025 Note, then outstanding with a principal balance of $$1,220,240, for (i) 3,250,000 shares of Series E Convertible Preferred Stock, each of which is convertible at any time into 1,000 shares of Common Stock.; and, (ii) 750,131,126 newly-issued shares of Common Stock.

For purposes of this Schedule 13D, the 2022 Note, 2023 Note, 2024 Note, 2025 Note, the Promissory Notes, and the New Promissory Note are collectively referred to herein as the "Notes."

Except as previously disclosed, DAXvest and Mr. Kittrell do not directly own any shares of Common Stock but are deemed to beneficially own the Common Stock held by Project Nickel. Each of DAXvest and Mr. Kittrell disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

The foregoing summary of certain terms of the SPA, the Notes, the Warrants, the Convertible Note Exchange Agreement, the Warrant Exchange and Extinguishment Agreement, the Promissory Note Exchange Agreement, 2025 Exchange Agreement and the 2026 Exchange Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such documents, which are referenced in the Issuer's current reports on Form 8-K identified above.

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. Except as set forth herein, the Reporting Persons do not presently have any plan or proposal that would result in any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to evaluate their investment in the Issuer on an ongoing basis. Depending on various factors, including but not limited to the Issuer's financial condition and strategic direction, actions taken by its board of directors, prevailing market conditions, the price of the Common Stock, alternative investment opportunities, and general economic and industry developments, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Such actions may include, without limitation, acquiring additional securities of the Issuer, disposing of some or all of their holdings, engaging in discussions with management, the board of directors, other shareholders, or third parties, or modifying their current intentions with respect to any or all matters described in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following table sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of outstanding Common Stock which the Reporting Persons may be deemed to beneficially own, as well as the number and percentage of Common Stock with respect to which the Reporting Persons have or will have sole or shared voting or dispositive power.

References to percentage ownership of the Common Stock in this Schedule 13D are based on 6,290,802,029 shares of Common Stock outstanding as of August 3, 2026, based on information provided to the Reporting Persons by the Issuer. Of the shares reported herein, 200,000 shares of Common Stock are held directly by Mr. Kittrell, and the remaining shares are held directly by Project Nickel. The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

By virtue of the fact that (i) the shares of Common Stock reported herein (other than the 200,000 shares held directly by Mr. Kittrell) are directly beneficially owned by Project Nickel, (ii) DAXvest is the managing member of Project Nickel, and (iii) Mr. Kittrell is the sole member and manager of DAXvest, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Common Stock held by Project Nickel. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the Common Stock indicated on row (11) on such Reporting Person's cover page included herein, or the approximate percentage of the aggregate amount of Common Stock indicated on row (13) on such Reporting Person's cover page included herein.

Amount beneficially Owned:

Project Nickel LLC - 3,250,131,126

DAXvest LLC - 3,250,131,126

Grady D. Kittrell - 3,250,331,126

Percent of Class:

Project Nickel LLC - 51.66%

DAXvest LLC - 51.66%

Grady D. Kittrell - 51.67%

Sole Power to vote or direct the vote:

Project Nickel LLC - 3,250,131,126

DAXvest LLC - 0

Grady D. Kittrell - 200,000

Shared power to vote or direct the vote:

Project Nickel LLC - 0

DAXvest LLC - 3,250,131,126

Grady D. Kittrell - 3,250,131,126

Sole power to dispose or to direct the disposition:

Project Nickel LLC - 3,250,131,126

DAXvest LLC - 0

Grady D. Kittrell - 200,000

Shared power to dispose or to direct the disposition:

Project Nickel LLC - 0

DAXvest LLC - 3,250,131,126

Grady D. Kittrell - 3,250,131,126

* Includes (i) 200,000 shares of Common Stock held directly by Mr. Kittrell and (ii) 3,250,131,126 shares of Common Stock held directly by Project Nickel.

** Based on 6,290,802,029 shares of Common Stock outstanding as of August 3, 2026, as reported to the Reporting Persons by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of outstanding Common Stock which the Reporting Persons may be deemed to beneficially own, as well as the number and percentage of Common Stock with respect to which the Reporting Persons have or will have sole or shared voting or dispositive power.

References to percentage ownership of the Common Stock in this Schedule 13D are based on 6,290,802,029 shares of Common Stock outstanding as of June 30, 2026, based on information provided to the Reporting Persons by the Issuer. Of the shares reported herein, 200,000 shares of Common Stock are held directly by Mr. Kittrell, and the remaining shares are held directly by Project Nickel. The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

By virtue of the fact that (i) the shares of Common Stock reported herein (other than the 200,000 shares held directly by Mr. Kittrell) are directly beneficially owned by Project Nickel, (ii) DAXvest is the managing member of Project Nickel, and (iii) Mr. Kittrell is the sole member and manager of DAXvest, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Common Stock held by Project Nickel. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the Common Stock indicated on row (11) on such Reporting Person's cover page included herein, or the approximate percentage of the aggregate amount of Common Stock indicated on row (13) on such Reporting Person's cover page included herein.

Amount beneficially Owned:

Project Nickel LLC - 3,250,131,126

DAXvest LLC - 3,250,131,126

Grady D. Kittrell - 3,250,331,126

Percent of Class:

Project Nickel LLC - 51.66%

DAXvest LLC - 51.66%

Grady D. Kittrell - 51.67%

Sole Power to vote or direct the vote:

Project Nickel LLC - 3,250,131,126

DAXvest LLC - 0

Grady D. Kittrell - 200,000

Shared power to vote or direct the vote:

Project Nickel LLC - 0

DAXvest LLC - 3,250,131,126

Grady D. Kittrell - 3,250,131,126

Sole power to dispose or to direct the disposition:

Project Nickel LLC - 3,250,131,126

DAXvest LLC - 0

Grady D. Kittrell - 200,000

Shared power to dispose or to direct the disposition:

Project Nickel LLC - 0

DAXvest LLC - 3,250,131,126

Grady D. Kittrell - 3,250,131,126

* Includes (i) 200,000 shares of Common Stock held directly by Mr. Kittrell and (ii) 3,250,131,126 shares of Common Stock held directly by Project Nickel.

** Based on 6,290,802,029 shares of Common Stock outstanding as of August 3, 2026, as reported to the Reporting Persons by the Issuer.
Transactions in the class effected during the past sixty days: None other than the transactions described in Item 4 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of Project Nickel LLC ultimately receive the pecuniary benefit of dividends from, or the proceeds from the sale of, the shares held by Project Nickel LLC. The beneficiaries of Project Nickel LLC include, without limitation, DAXvest LLC, Pantera LLC and The Nutrition Zone LLC which hold, respectively, 50%, 19.7% and 13.2% of the membership interests in Project Nickel LLC, and as such each has the right to receive the pecuniary benefit of dividends from, or the proceeds from the sale of, more than five percent of the outstanding Common Stock of the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement by and among Project Nickel LLC, DAXvest LLC, and Grady Kittrell (previously filed).

## Signatures
- Project Nickel LLC: /s/ Grady D. Kittrell, Grady D. Kittrell, Manager (08/04/2026)
- DAXvest LLC: /s/ Grady D. Kittrell, Grady D. Kittrell, Sole Member (08/04/2026)
- Grady Dowling Kittrell: /s/ Grady D. Kittrell, Grady D. Kittrell, Self (08/04/2026)